UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             WEBTRENDS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   94844D104
                                 (CUSIP Number)

                                 Ching-Fa Hwang
                               NetIQ Corporation
                            3553 North First Street
                               San Jose, CA 95134
                                 (408) 856-3000

                                   Copies to:

                             William M. Kelly, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                              Menlo Park, CA 94025
                                 (650) 752-2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 16, 2001
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     NetIQ Corporation                   I.R.S. Identification No.: 77-0405505
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [ ]
     N/A
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) [ ]
     N/A
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware
-------------------------------------------------------------------------------
       NUMBER OF SHARES          7        SOLE VOTING POWER
         BENEFICIALLY                     N/A
         OWNED BY EACH
       REPORTING PERSON
             WITH
-------------------------------------------------------------------------------
                                 8        SHARED VOTING POWER
                                          7,897,054(1)
-------------------------------------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
                                          N/A
-------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                          N/A
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,897,054(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.9%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) 7,897,054 shares of WebTrends Corporation ("WebTrends") Common Stock are subject to a voting agreement entered into by NetIQ and certain shareholders of WebTrends (discussed in Items 3 and 4 below). NetIQ expressly disclaims beneficial ownership of any of the shares of WebTrends Common Stock covered by the voting agreement. Based on the number of shares of WebTrends Common Stock outstanding as of December 31, 2000 (as represented by WebTrends in the Merger Agreement discussed in Items 3 and 4), the number of shares of WebTrends Common Stock covered by the Voting Agreement represents approximately 29.9% of the outstanding WebTrends Common Stock.

CUSIP No. 94844D104                Schedule 13D                Page 2 of 9 Pages


ITEM 1. SECURITY AND ISSUER.

     This statement relates to the Common Stock of WebTrends Corporation ("WebTrends"), an Oregon corporation ("WebTrends" or "Issuer"). The principal executive offices of WebTrends are located at 851 SW Sixth Avenue, Suite 1200, Portland, Oregon 97204.

ITEM 2. IDENTITY AND BACKGROUND.

     The name of the corporation filing this statement is NetIQ Corporation, a Delaware corporation ("NetIQ"). NetIQ is a provider of eBusiness infrastructure management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and applications. NetIQ's principal business address is 3553 North First Street, San Jose, CA 95134. The address of NetIQ's executive offices is the same as the address of its principal business.

     Set forth on Schedule A is the name of each of the directors and executive officers of NetIQ along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to NetIQ's knowledge. To NetIQ's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

     Neither NetIQ nor, to NetIQ's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Merger dated as of January 16, 2001 (the "Merger Agreement"), among WebTrends, NetIQ and North Acquisition Corporation, an Oregon corporation and wholly-owned subsidiary of NetIQ ("Merger Sub"), and subject to the conditions set forth therein (including approval by stockholders of WebTrends and NetIQ), Merger Sub will merge with and into WebTrends and WebTrends will become a wholly-owned subsidiary of NetIQ (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into WebTrends with WebTrends remaining as the surviving corporation (the "Surviving Corporation").

     As an inducement for NetIQ to enter into the Merger Agreement and in consideration thereof, certain shareholders of WebTrends entered into an agreement with NetIQ (the "Voting Agreement") whereby each such shareholder (collectively, the "WebTrends Shareholders") agreed to vote all of the shares of WebTrends Common Stock beneficially owned by him, other than certain shares held by trusts, or charitable foundations created by certain of the WebTrends Shareholders for which such persons disclaim beneficial ownership and which shares are expressly excluded from the Voting Agreement, in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. NetIQ did not pay additional consideration to any WebTrends Stockholder in connection with the execution and delivery of the Voting Agreement.

     References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 99.2 to the Form 8-K filed by NetIQ on January 17, 2001.

CUSIP No. 94844D104                Schedule 13D                Page 3 of 9 Pages


     References to, and descriptions of, the Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Voting Agreement included as Exhibit A to this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) Not applicable.

     (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into WebTrends in a statutory merger pursuant to the applicable provisions of Oregon Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and WebTrends will continue as the Surviving Corporation and as a wholly-owned subsidiary of NetIQ. Each WebTrends Shareholder will receive, in exchange for each share of WebTrends Common Stock held by such holder, 0.48 shares of NetIQ Common Stock. NetIQ will assume each outstanding option to purchase WebTrends Common Stock under WebTrends' stock option plans, as adjusted based on the exchange ratio in the Merger.

     Pursuant to the Voting Agreement, the WebTrends Shareholders have agreed to vote their shares of WebTrends Common Stock (plus any additional shares of WebTrends Common Stock and all additional options, warrants and other rights to acquire shares of WebTrends Common Stock) beneficially owned by the WebTrends Shareholders (other than certain shares held by trusts or charitable foundations created by certain of the WebTrends Shareholders, for which such persons disclaim beneficial ownership and which shares are expressly excluded from the Voting Agreement) (the "WebTrends Shares") at every WebTrends shareholder meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of the Merger and the Merger Agreement (the "WebTrends Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the WebTrends Approval Matters and (c) in such manner as NetIQ may direct with respect to all other proposals submitted to the shareholders of WebTrends that relates to the WebTrends Approval Matters. The WebTrends Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article 10 thereof.

     The purpose of the transactions under the Voting Agreement is to enable NetIQ and WebTrends to consummate the transactions contemplated under the Merger Agreement.

     (c) Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. The initial officers of the Surviving Corporation shall be the following persons:

         President and Assistant Secretary           James Barth
         Vice President and Secretary                Debra Randall

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

CUSIP No. 94844D104                Schedule 13D                Page 4 of 9 Pages


     (g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Oregon Law and such Articles of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the WebTrends Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

     (j) Other than described above, NetIQ currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) -
(j) of Schedule 13D (although NetIQ reserves the right to develop such plans).

     References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 99.2 to the Form 8-K filed by NetIQ on January 17, 2001.

     References to, and descriptions of, the Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Voting Agreement included as Exhibit A to this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the Voting Agreement, NetIQ may be deemed to be the beneficial owner of 7,897,054 shares of WebTrends Common Stock. Such WebTrends Common Stock constitutes approximately 29.9% of the issued and outstanding shares of WebTrends Common Stock based on the number of shares of WebTrends Common Stock outstanding as of December 31, 2000 (as represented by WebTrends in the Merger Agreement discussed in Items 3 and 4). NetIQ may be deemed to have the shared power to vote the WebTrends Shares with respect to those matters described above. However, NetIQ (i) is not entitled to any rights as a stockholder of WebTrends as to the WebTrends Shares and (ii) disclaims any beneficial ownership of the shares of WebTrends Common Stock which are covered by the Voting Agreement.

     To NetIQ 's knowledge, no person listed on Schedule A has an ownership interest in WebTrends.

     Set forth on Schedule B are the names of the shareholders of WebTrends that have entered into the Voting Agreement with NetIQ, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to NetIQ's knowledge.

     To NetIQ's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to
Item 2.

     (c) To the knowledge of NetIQ, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of NetIQ, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of WebTrends reported on herein.

CUSIP No. 94844D104                Schedule 13D                Page 5 of 9 Pages


     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement and the exhibits thereto, including the Voting Agreement described herein, to the knowledge of NetIQ, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of WebTrends, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     A. Voting Agreement, dated January 16, 2001, between NetIQ Corporation and certain shareholders of WebTrends Corporation.

     B.* Agreement and Plan of Merger, dated as of January 16, 2001, by and among WebTrends Corporation, NetIQ and North Acquisition Corporation.


     * Incorporated by reference to Exhibit 99.2 to the 8-K filed by NetIQ Corporation on January 17, 2001.

CUSIP No. 94844D104                Schedule 13D                Page 6 of 9 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2001                           NETIQ CORPORATION


                                                   By: /s/ James A. Barth
                                                      --------------------------
                                                      James A. Barth
                                                      Chief Financial Officer

CUSIP No. 94844D104                Schedule 13D                Page 7 of 9 Pages


                                   Schedule A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               NETIQ CORPORATION

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of NetIQ. The address of each such person is c/o NetIQ Corporation, 3553 North First Street, San Jose, CA 95134. To NetIQ's knowledge, each of the individuals identified below is a citizen of the United States.

                                              Present Principal Occupation and
Name and Title                                Name of Employer
--------------------------------------------  ---------------------------------

Ching-Fa Hwang                                NetIQ Corporation
President; Chief Executive Officer; Director

James A. Barth                                NetIQ Corporation
Senior Vice President; Chief Financial
  Officer; Secretary

Thomas P. Bernhardt                           NetIQ Corporation
Senior Vice President; Chief Technology
  Officer; Director

Flint J. Brenton                              NetIQ Corporation
Senior Vice President, Engineering

Her-Daw Che                                   Net IQ Corporation
Senior Vice President, UNIX Technology

Thomas R. Kemp                                NetIQ Corporation
Senior Vice President, Products

Richard J. Pleczko                            NetIQ Corporation
Senior Vice President, Marketing

Glenn S. Winokur                              NetIQ Corporation
Senior Vice President, Worldwide Sales

Alan W. Kaufman                               NetIQ Corporation
Director

Michael J. Maples                             NetIQ Corporation
Director

Scott D. Sandell                              Partner
Director                                      New Enterprise Associates

Ying-Hon Wong                                 General Partner
Director                                      Wongfratris Investment Company

CUSIP No. 94844D104                Schedule 13D                Page 8 of 9 Pages


                                   Schedule B

     The following table sets forth the name and present principal occupation or employment of each WebTrends stockholder that entered into a voting agreement with NetIQ. Except as indicated below, the business address of each such person is c/o NetIQ Corporation, 3553 North First Street, San Jose, CA 95134.

       Voting Agreement Stockholder                 Shares Beneficially Owned

Elijahu Shapira                                             3,680,500
Chairman and Chief Executive Officer,
  WebTrends Corporation

W. Glen Boyd                                                3,680,500
President and Chief Technical Officer,
  WebTrends Corporation

Michael Burmeister-Brown                                      536,054
Director, WebTrends Corporation

                                   TOTAL                    7,897,054